Exhibit 99.11

NexTech Achieves Milestone Revenue Generation for January 2019

VANCOUVER and TORONTO, Feb. 7, 2019 /CNW/ - NexTech AR Solutions (the “Company” or “NexTech”) (CSE:NTAR) (OTC: NEXCF) (FSE:N29) announced today it has achieved milestone revenue generation for the month of January 2019. The Company reported revenue of $284,000 USD OR $375,000 CDN, its highest monthly result to date.

The Company attributes the strong revenue generation to its successful eCommerce acquisition previously announced in January of this year and looks forward to continued revenue growth. The acquisition of an established eCommerce business provided the Company the opportunity to generate immediate revenue, while also offering a platform to showcase its own patent pending web-enabled augmented reality (AR) and artificial intelligence (AI) solutions to key partners and well-known brands.

“We are pleased to reach a record revenue milestone for the month of January and to highlight immediate success from our growth by acquisition strategy,” said Evan Gappelberg, CEO of NexTech. “When targeting companies to acquire, we are seeking out opportunities for immediate revenue but also key partnerships and innovative technologies which we can utilize for both our customers and ourselves. He continues “We are actively working to identify additional opportunities to grow our business and provide value to our shareholders, while also building out a powerful and dynamic AR/AI platform which helps online retailers increase customer engagement and boost sales.”

The company is continuing to develop its new business pipeline, targeting high-growth verticals such as eCommerce, Education & Training, and Live Streaming & Telepresence, with an initial focus on the global retail eCommerce market, projected to reach $4.8 trillion in 2021. Recent research has shown that 40% of online shoppers would be willing to pay more for a product if they could experience it through AR, while 71% of shoppers indicated they would shop at a brand more often if it offered AR experiences.

NexTech’s AR platform for eCommerce provides online retailers with a frictionless 3D shopping experience that empowers shoppers to make purchasing decisions, which ultimately drives conversions and spend, and reduces returns leading to higher ROI. To see how NexTech’s AR eCommerce platform works, view our demo site or contact us to learn more.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education tools, and AR live streaming for events. With just a few lines of embed code, the Company’s patent-pending technology can integrate into existing eCommerce platforms, providing retailers with a highly scalable platform that increases customer engagement and sales. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

View original content to download multimedia:

http://www.prnewswire.com/news-releases/nextech-achieves-milestone-revenue-generation-for-january-2019-300791301.html

SOURCE Nextech AR Solutions Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2019/07/c2132.html

%SEDAR: 00045889E

For further information: Evan Gappelberg, Chief Executive Officer, info@nextechar.com

CO: Nextech AR Solutions Corp.

CNW 08:00e 07-FEB-19